# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Terra Innovatum Global N.V., CIK 0002067627
CUSIP: N85083108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Via Matteo Trenta 117, LUCCA, Italy (L6), 55100
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 1910592

## Reporting persons
- Harraden Circle Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 167,311; sole dispositive power 0; shared dispositive power 167,311; aggregate amount beneficially owned 167,311 (0.24% of the class)
- Harraden Circle Investors GP, LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 167,311; sole dispositive power 0; shared dispositive power 167,311; aggregate amount beneficially owned 167,311 (0.24% of the class)
- Harraden Circle Investors GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 167,311; sole dispositive power 0; shared dispositive power 167,311; aggregate amount beneficially owned 167,311 (0.24% of the class)
- Harraden Circle Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 40,155; sole dispositive power 0; shared dispositive power 40,155; aggregate amount beneficially owned 40,155 (0.06% of the class)
- Harraden Circle Special Opportunities, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 108,752; sole dispositive power 0; shared dispositive power 108,752; aggregate amount beneficially owned 108,752 (0.15% of the class)
- Harraden Circle Strategic Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harraden Circle Concentrated, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,404; sole dispositive power 0; shared dispositive power 18,404; aggregate amount beneficially owned 18,404 (0.03% of the class)
- Frederick V. Fortmiller, Jr.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 167,311; sole dispositive power 0; shared dispositive power 167,311; aggregate amount beneficially owned 167,311 (0.24% of the class)

## Item 1. Issuer
Name of issuer: Terra Innovatum Global N.V.
Address of issuer's principal executive offices: Via Matteo Trenta 117, Lucca, Italy 55100

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i) Harraden Circle Investments, LLC ("Harraden Adviser");
ii) Harraden Circle Investors GP, LP ("Harraden GP");
iii) Harraden Circle Investors GP, LLC ("Harraden LLC");
iv) Harraden Circle Investors, LP ("Harraden Fund");
v) Harraden Circle Special Opportunities, LP ("Harraden Special Op Fund");
vi) Harraden Circle Strategic Investments, LP ("Harraden Strategic Fund");
vii) Harraden Circle Concentrated, LP ("Harraden Concentrated Fund"); and
viii) Frederick V. Fortmiller, Jr. ("Mr. Fortmiller")

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund. Harraden GP is the general partner to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, and Harraden Concentrated Fund.
Address of principal business office or, if none, residence: 885 Third Avenue, Suite 2600B, New York, NY 10022
Citizenship: Each of Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 167,311
Percent of class: 0.24
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 167,311
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 167,311

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harraden Circle Investments, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (02/13/2026)
- Harraden Circle Investors GP, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner (02/13/2026)
- Harraden Circle Investors GP, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (02/13/2026)
- Harraden Circle Investors, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (02/13/2026)
- Harraden Circle Special Opportunities, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (02/13/2026)
- Harraden Circle Strategic Investments, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (02/13/2026)
- Harraden Circle Concentrated, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (02/13/2026)
- Frederick V. Fortmiller, Jr.: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr. (02/13/2026)
Comment: Explanatory Note: This Amendment is being filed to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Class A common stock of the "Issuer". This Amendment constitutes an exit filing for the Reporting Persons. This issuer was formerly GSR III Acquisition Corp., formerly CUSIP G4R103107.